CITIGROUP COMMERCIAL MORTGAGE SECURITIES, INC.
CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
New York, New York 10013

August 27, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:   Ms. Michelle Stasny

Re:	Citigroup Commercial Mortgage Securities Inc. Registration Statement Number 333-189017

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) and Citigroup Global Markets Inc. (the “Managing Underwriter”) hereby submit a request for acceleration.  The Registrant has filed a Registration Statement on Form S-3 (No. 333-189017) with the Securities and Exchange Commission (the “Commission”).  We hereby request that it be declared effective at 4:00 p.m. on August 29, 2013, or as soon thereafter as practicable.

We acknowledge and represent to the Commission that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

CITIGROUP COMMERCIAL MORTGAGE SECURITIES INC. Registrant

By:	/s/ Paul Vanderslice
Name: Paul T. Vanderslice
Title: Managing Director

CITIGROUP GLOBAL MARKETS INC. Managing Underwriter

By:	/s/ Paul Vanderslice
Name: Paul T. Vanderslice
Title: Managing Director